

June 6, 2011

Mr. Ning C. Wu
Chief Financial Officer
Medical Care Technologies, Inc.
Room 815, No. 2 Building, Beixiaojie, Dongzhimen Nei
Beijing, People's Republic of China 10009

> **RE: Medical Care Technologies, Inc.**
> **Form 10-K/A for the Year Ended December 31, 2010**
> **Forms 10-Q/A for the Periods Ended June 30, 2010 and September 30, 2010**
> **File No. 0-53665**

Dear Mr. Wu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended December 31, 2010

Exhibits 31.1 and 31.2

1. You have replaced the words "The registrant's other certifying officer(s) and I" with "I" in paragraphs 4 and 5 of your certifications. You have also added a sixth paragraph to the certification. In future filings, please revise your certifications to use the words "The registrant's other certifying officer(s) and I" and to remove paragraph 6 from your certification. Your certifications should be in the exact form as required in Item 601(B)(31) of Regulation S-K.

Form 10-Q/A for the Period Ended September 30, 2010

General

2. Please address the above comment in your interim filings as well.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief